Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED CHANGE OF AUDITORS

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND

AFFILIATED COMPANIES AND

RELEVANT AUTHORIZATION TO THE BOARD

GENERAL MANDATE TO ISSUE BONDS

AND

NOTICE OF ANNUAL GENERAL MEETING

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE PROPOSED CHANGE OF AUDITORS, THE PROVISION OF GUARANTEE FOR SUBSIDIARIES AND AFFILIATED COMPANIES AND RELEVANT AUTHORIZATION TO THE BOARD (AS DEFINED BELOW) AND THE BOND ISSUE MANDATE (AS DEFINED BELOW), SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE PROPOSED AT THE ANNUAL GENERAL MEETING.

A notice convening the AGM to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 10 June 2021 at 9:00 a.m. is set out on pages 11 to 14 of this circular. A form of proxy for use in connection with the AGM is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the form of proxy accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM (i.e., by not later than 9:00 a.m., on Wednesday, 9 June 2021). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

20 April 2021

— i —

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“AGM”	the annual general meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 10 June 2021 at 9:00 a.m.

“AGM Notice”	the notice of the AGM as set out on pages 11 to 14 of this circular

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors of the Company

“CNPC”	China National Petroleum Corporation, the controlling Shareholder, which holds a total of approximately 80.41% equity interests in the Company as of the date of this circular

“Company” or “the Company”	PetroChina Company Limited (中國石油天然氣股份有限公司), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

DEFINITIONS

“PRC” or “China”	the People’s Republic of China excluding, for the purpose of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Shanghai Listing Rules”	the Rules Governing the Listing of Securities on Shanghai Stock Exchange

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisory Committee”	The supervisory committee of the Company

LETTER FROM THE BOARD

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Dai Houliang (Chairman)	World Tower
Li Fanrong (Vice Chairman)	16 Andelu
Duan Liangwei	Dongcheng District
Liu Yuezhen	Beijing 100011
Jiao Fangzheng	PRC
Huang Yongzhang
Elsie Leung Oi-sie*	Office Address:
Tokuchi Tatsuhito*	9 Dongzhimen North Street
Simon Henry*	Dongcheng District
Cai Jinyong*	Beijing 100007
Jiang, Simon X.*	PRC

*	Independent non-executive Directors

20 April 2021

To the Shareholders

Dear Sir/Madam,

PROPOSED CHANGE OF AUDITORS

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND

AFFILIATED COMPANIES AND

RELEVANT AUTHORIZATION TO THE BOARD

GENERAL MANDATE TO ISSUE BONDS

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposed change of auditors, the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board (as defined below) and the Bond Issue Mandate (as defined below) in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

PROPOSED CHANGE OF AUDITORS

The Company is a subsidiary of CNPC, which is a state-owned enterprise under the control of the State-owned Assets Supervision and Administration Commission (the “SASAC”) of the State Council. Pursuant to the relevant requirements under the Circular on the Issues Relating to Accounting Firms Undertaking Audit of Final Financial Accounts of Central State-Owned Enterprises (Cai Kuai [2011] No. 24) (《關於會計師事務所承擔中央企業財務決算審計有關問題的通知》 (財會[2011] 24號)) issued by the Ministry of Finance of the People’s Republic of China and the SASAC, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a central state-owned enterprise and its subsidiaries (the “SASAC Rotation Requirements”). KPMG Huazhen LLP and KPMG will retire as the domestic and international auditors of the Company with effect from the conclusion of the AGM and will not offer themselves for reappointment due to the SASAC Rotation Requirements. Pursuant to the open selection process and as recommended by the Audit Committee of the Company (the “Audit Committee”), the Board and the Supervisory Committee have resolved to appoint PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the Company’s domestic and international auditors for the year of 2021.

We hereby recommend the Shareholders to approve (1) the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and international auditors of the Company for the year of 2021; and (2) the grant of authorization to the Board to determine the remuneration of the auditors.

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND AFFILIATED COMPANIES AND RELEVANT AUTHORIZATION TO THE BOARD

In order to improve the efficiency in guarantee and credit businesses while controlling the risks in external guarantees, the Group has formed an overall arrangement on the provision of guarantee for the subsidiaries and affiliated companies of the Company (the “Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board”).

According to the needs for routine production and operation, the Group intends to provide guarantees to the following subsidiaries and affiliated companies of the Company in 2021, with an aggregate amount of approximately RMB243.6 billion, including (i) approximately RMB88.4 billion of bank credit guarantee by means of letter of guarantee, banker’s acceptance bill, and letter of credit; (ii) approximately RMB108.9 billion of guarantees for project performance; and (iii) approximately RMB46.3 billion of guarantees for debt financing.

LETTER FROM THE BOARD

The table below sets out the details:

Unit: RMB10,000

Type	No.	The Guarantor	The Guaranteed	Guarantee mount
Credit guarantee	1	The Company	PetroChina International Co., LTD and its wholly-owned subsidiaries	8,245,770
	2	The Company	Panjin PetroChina Liaohe Bitumen Co., Ltd.	4,000
	3	The Company	PetroChina Canada Ltd.	158,650
	4	The Company	PetroChina International Investment (Australia) Pty Ltd.	390
	5	The Company	Daqing Oilfield Co., Ltd.	97,500
	6	The Company	Daqing Oilfield Design Institute Co., Ltd.	2,500
	7	The Company	PetroChina Yunnan Petrochemical Company Limited	50,000
	8	The Company	PetroChina Fuel Oil Company Limited	60,000
	9	The Company	Arrow Energy Pty Ltd.	30,000
	10	The Company	PetroChina (Foshan Gaofu) Bituminous Fuel Co., Ltd.	15,000
	11	The Company	PetroChina (Qinhuangdao) Bituminous Fuel Co., Ltd.	5,000
	12	The Company	PetroChina (Wenzhou) Bituminous Fuel Co., Ltd.	5,000
	13	The Company	PetroChina (Jiangsu) Bituminous Fuel Co., Ltd.	17,000
	14	The Company	PetroChina (China Zhejiang Pilot Free Trade Zone) Fuel Oil Company Limited	42,000
	15	The Company	Richfit International FZ-LLC	3,750
	16	Kunlun Energy Company Limited	Subordinate units of Kunlun Energy Company Limited	100,000

		Subtotal		8,836,560

LETTER FROM THE BOARD

				Guarantee
Type	No.	The Guarantor	The Guaranteed	mount
Performance guarantee	1	The Company	PetroChina Kitimat LNG Partnership	3,648,800
	2	The Company	PetroChina Investment (Hong Kong) Limited	1,000,000
	3	The Company	PetroChina Canada Ltd.	27,153
	4	PetroChina Investment Overseas Limited	PetroChina Kitimat LNG Partnership	3,648,800
	5	PetroChina International Co., LTD	PetroChina International Co., LTD and its wholly-owned subsidiaries	1,374,100
	6	PetroChina International Co., LTD	PetroIneos Trading Limited	770,000
	7	PetroChina International (Hong Kong) Corporation Limited	Singapore Petroleum Company (Hong Kong) Limited	35,000
	8	PetroChina International (Hong Kong) Corporation Limited	Soaring Dragon Enterprise Limited	28,000
	9	PetroChina Investment Overseas Limited	PetroChina Canada Ltd.	27,153
	10	CNODC INTERNATIONAL HOLDING LTD	Mazoon Petrogas (B.V.I) Ltd.	254,445
	11	PetroChina Fuel Oil Company Limited	PetroChina (Jiangsu) Bituminous Fuel Co., Ltd.	36,000
	12	PetroChina Fuel Oil Company Limited	PetroChina (Qinhuangdao) Bituminous Fuel Co., Ltd.	15,000
	13	PetroChina Fuel Oil Company Limited	PetroChina (Foshan Gaofu) Bituminous Fuel Co., Ltd	15,000
	14	PetroChina Fuel Oil Company Limited	PetroChina (Wenzhou) Bituminous Fuel Co., Ltd.	15,000

		Subtotal		10,894,452

LETTER FROM THE BOARD

				Guarantee
Type	No.	The Guarantor	The Guaranteed	mount
Financing guarantee	1	The Company	PetroChina Investment Overseas Limited	1,000,000
	2	The Company	PetroChina Canada Ltd.	1,352,623
	3	Daqing Oilfield Co., Ltd.	PetroDaqing (Hong Kong) Company Limited	72,000
	4	Sino-pipeline International Company Limited	Trans-Asia Pipeline (Hong Kong) Company Limited	202,500
	5	PetroChina International Investment Company Limited	Petrochina Canada Ltd.	1,352,623
	6	PetroChina International Iraq FZE	a company to be established for project in Rumaila, Iraq	120,000
	7	CNODC INTERNATIONAL HOLDING LTD	CNPC International (Chad) Co., Ltd.	187,500
	8	CNODC INTERNATIONAL HOLDING LTD	Cliveden Petroleum Co.,Ltd.	187,500
	9	PetroChina Kunlun Gas Limited	Wuhan City Natural Gas High- Pressure Pipeline Network Co., Ltd.	14,178
	10	Kunlun Energy Company Limited	China Nature Gas Corporation Limited	39,000
	11	Kunlun Energy Company Limited and its subsidiaries	Kunlun Energy Company Limited and its subsidiaries (including acquisition projects)	100,000

		Subtotal		4,627,924

		Total		24,358,935

LETTER FROM THE BOARD

The above guarantees to be provided by the Company and its subsidiaries are arranged according to the current business demands. In the event of any possible change, within the total amount of guarantees that a single guarantor provides to the entities to be guaranteed under the guarantee plan, such guarantor can adjust the guarantee amount to any of the entities to be guaranteed, or provides guarantee to any possible entities to be guaranteed outside the guarantee plan.

It is estimated that the aggregate external guarantees to be provided by the Company and its subsidiaries in 2021 will amount to RMB243.6 billion, all of which will be provided to the subsidiaries and affiliated companies of the Company. This amount of the aggregate external guarantees accounts for 17.8% of audited net assets of the Company as at 31 December 2020.

According to the Shanghai Listing Rules and the Articles of Association, if the Company intends to provide guarantees to the entities to be guaranteed with debt to asset ratio exceeds 70%, such guarantee plan is subject to approval by the Shareholders in a general meeting. The debt to asset ratio of some entities to be guaranteed under the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board exceed 70%. Therefore, it is subject to approval by the Shareholders in a general meeting.

As at the date of this circular, certain guaranteed in the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board, including PetroChina (Wenzhou) Bituminous Fuel Co., Ltd., Mazoon Petrogas (B.V.I) Ltd., Trans-Asia Pipeline (Hong Kong) Company Limited, CNPC International (Chad) Co., Ltd. and Cliveden Petroleum Co., Ltd. are non wholly-owned subsidiaries of the Company. CNPC, the Company’s controlling Shareholder, directly or indirectly holds 10% or more of the equity interests in the above subsidiaries of the Company. As a result, the above subsidiaries of the Company constitute connected subsidiaries of the Company under Chapter 14A of the Hong Kong Listing Rules. Therefore, the provision of guarantee from the Group to such connected subsidiaries constitutes connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules (the “Connected Guarantee Transactions”).

We refer to the circular of the Company dated 15 September 2020 in relation to the comprehensive products and services agreement entered into between CNPC and the Company. The transactions under the comprehensive products and services agreement and the annual cap therefore have been approved by the Shareholders on 5 November 2020 at the general meeting of the Company. The Connected Guarantee Transactions will be conducted within the scope of the above agreement. As such, the Connected Guarantee Transactions are not subject to separate announcement and shareholders approval requirements under the Hong Kong Listing Rules. In addition, the guarantee under the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board will not constitute a discloseable transaction under the Hong Kong Listing Rules. The Company proposed the resolution for Shareholder’s approval pursuant to the requirements of the Shanghai Listing Rules and the Articles of Association.

This resolution was approved by the Board on 25 March 2021. In accordance to the Shanghai Listing Rules and the Articles of Association, an ordinary resolution will be proposed at the AGM to approve the plan for guarantees to be provided to subsidiaries and affiliated companies of the Company with an aggregate amount of RMB243.6 billion, and authorize the Board to consider and approve the matters relating to Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board.

LETTER FROM THE BOARD

GENERAL MANDATE TO ISSUE BONDS

In order to satisfy operational and production needs, adjust debt structure, reduce financing costs of the Company, and in order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any debt financing instruments, a special resolution will be proposed at the AGM to grant an unconditional general mandate to the Board that during the period as permitted under the general mandate, to separately or concurrently, issue one or several types of debt financing instrument.

The Board proposes to the Shareholders to generally and unconditionally authorize the Board at the AGM, to determine and deal with the issuance of debt financing instruments denominated in Renminbi or other foreign currency, including but not limited to corporate bonds, short-term financing bonds, super and short-term financing bonds, medium-term notes, enterprise bonds, asset securitization products and asset-backed securities, with outstanding balance of not more than RMB100 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue) and a maturity period of not more than 30 years, either under a single category with fixed term or a portfolio with different maturities (the “Bond Issue Mandate”). The Board is authorized to determine the specific terms and amount of the debt financing instruments with different maturities, depending on the regulatory requirements and market conditions. The debt financing instruments can be issued to the Shareholders by placing and the specific arrangement (including whether or not to make placing, the proportion of the placing and etc.) shall be determined by the Board based on the market conditions and terms of the issue. The proceeds of any issuance of the debt instruments under the Bond Issue Mandate are expected to be applied to satisfy the operational and production needs, adjust debt structure, increase liquidity of the Company, repay debts of the Company and/or finance the capital expenditure on project investments, and the specific use of proceeds shall be determined by the Board based on the fund needs of the Company.

The period of the Bond Issue Mandate starts from the passing of the special resolution at the AGM until the conclusion of the 2021 annual general meeting of the Company to be held in 2022. If the Board and/or its authorized representative has determined to issue debt financing instruments within the period of the Bond Issue Mandate and the Company obtains approvals, permission or registration from relevant regulatory authorities within the same period, the Company then is allowed to complete the issuance within the period confirmed by such approvals, permission or registration.

ANNUAL GENERAL MEETING

The AGM will be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 10 June 2021 at 9:00 a.m. to approve, among other things, the proposed change of auditors and the proposed Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board by way of ordinary resolutions, and the proposed Bond Issue Mandate by way of special resolution. A form of proxy and the reply slip for use at the AGM are enclosed with this circular.

The AGM Notice is set out on pages 11 to 14 of this circular.

LETTER FROM THE BOARD

Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Board of Directors Office at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM (i.e., by no later than 9:00 a.m. on Wednesday, 9 June 2021). In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

Holders of H Shares whose names appear on the register of members of the Company on Tuesday, 11 May 2021 are entitled to attend the AGM. The register of members of H Shares of the Company will be closed from 11 May 2021 to 10 June 2021 (both days inclusive), during which period no share transfer of H Shares will be registered. In order to qualify for attending and voting at the AGM, holders of H Shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 10 May 2021.

The Articles of Association provide that Shareholders who intend to attend the AGM shall lodge a written reply 20 days before the date of the AGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent no more than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of announcement again. The AGM may be convened after the publication of such announcement.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

RECOMMENDATIONS

The Directors believe the proposed change of auditors, the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board, and the Bond Issue Mandate are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Hong Kong Listing Rules, any votes of Shareholders at the AGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Dai Houliang
Chairman

NOTICE OF ANNUAL GENERAL MEETING

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2020

NOTICE IS HEREBY GIVEN that an annual general meeting of PetroChina Company Limited (the “Company”) for the year 2020 will be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 10 June 2021 at 9:00 a.m. to consider, approve and authorise the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the report of the board of directors of the Company (the “Board”) for the year 2020;

2.	To consider and approve the report of the supervisory committee of the Company for the year 2020;

3.	To consider and approve the financial report of the Company for the year 2020;

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2020 in the amount and in the manner recommended by the Board;

5.	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2021;

6.

To consider and approve the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and international auditors of the Company for the year 2021 and to authorise the Board to determine their remuneration;

7.	To consider and approve the guarantees to be provided to the subsidiaries and affiliated companies of the Company and relevant authorization to the Board;

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTION

To consider and, if thought fit, to pass the following as special resolution:

8.	To consider and approve the unconditional granting of a general mandate to the Board to issue debt financing instruments of the Company:

“THAT:

(a)

The Board be and is hereby granted an unconditional general mandate to determine and deal with the issue of debt financing instruments of the Company in outstanding balance amount of up to RMB100 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue), upon such terms and conditions to be determined by the Board.

(b)

The Board be and is hereby authorized to determine and approve the category, specific types, specific terms, conditions and other matters in respect of the issue of such instruments, including but not limited to the issue size, actual amount, currency, issue methods, issue prices, coupon rates or methods of determining the coupon rates, venue of issuance, timing of issuance, term of issuance, whether to issue in tranches and the number of tranches, whether any terms for repurchase and redemption will be in place, rating arrangements, guarantee, schedule of repayment of the principal and the interests, specific arrangements in relation to use of proceeds as approved by the shareholders’ general meeting, specific placing arrangements and underwriting arrangements.

(c)

The Board be and is hereby authorized to take actions and steps as it may consider necessary or supplementary in connection with the issue of such debt financing instruments (including but not limited to engaging professional agencies, handling issues on approval, registration, filing and other procedures in connection with the issue from the relevant authorities on behalf of the Company, signing all necessary legal documents for the issue, appointing the bond trustee in connection with the issue, determining the rules for meetings of the bond holders and handling other relevant issues on issue and trading activities).

(d)	Where the Board has already taken actions and steps with respect to the issue of such debt financing instruments, such actions and steps be and are hereby approved, confirmed and ratified.

(e)

The Board be and is hereby authorized to make corresponding changes to the plan of such issuance based on opinions of the regulatory authorities or the market conditions by then in accordance with the authorization granted at the shareholders’ general meeting when there is any change on the policies which affects the issue of such instruments or when there are changes on the market conditions, save for issues which are subject to further approval at shareholders’ general meeting as required by the relevant laws, regulations and the articles of association of the Company.

NOTICE OF ANNUAL GENERAL MEETING

(f)	The Board be and is hereby authorized to determine and deal with relevant issues in connection with the listing of such debt financing instruments after the issue of such debt financing instruments.

(g)

In the event the Company issues such instrument and would expect to fail to pay the principal or coupon interests of such instrument on schedule, or fail to pay the principal and coupon interests on the due date during the subsistence of such instrument, the Board of Directors shall be authorized to determine not to distribute dividends to the shareholders of the Company as protection measures for repayment of debts as required under the relevant laws and regulations.

(h)

the Board be and is hereby authorized to further authorize the chief financial officer of the Company to exercise all such power granted to the Board by reference to the specific needs of the Company and other market conditions, subject to the approval and authorization of sub-paragraphs (b) to (g) of this resolution at the annual general meeting.

(i)

For the purpose of information disclosure, the secretary to the Board is authorized to approve, sign and distribute relevant announcements, notice of shareholders’ general meeting, circulars and other documents pursuant to the applicable listing rules of the stock exchanges on which the shares of the Company are listed.

(j)	The period of the issuance of debt financing instruments commences from the passing of the mandate at this annual general meeting and ends on the 2021 annual general meeting of the Company.”

By Order of the Board PetroChina Company Limited Chai Shouping Company Secretary

20 April 2021

Notes:

1.

Important: You should first review the annual report of the Company for the year 2020 before appointing a proxy. The annual report for the year 2020 is expected to be despatched to the shareholders of the company (the “Shareholders”) on or before 30 April 2021 to the addresses as shown in the register of members of the Company. The annual report for the year 2020 will include the ordinary resolutions 1 to 4 and 6 above for review by the Shareholders.

2.

The register of members of H Shares of the Company will be closed from Tuesday, 11 May 2021 to Thursday, 10 June 2021 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the annual general meeting of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 10 May 2021. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Tuesday, 11 May 2021 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Shops 1712–1716,

17/F Hopewell Centre,

183 Queen’s Road East,

Wanchai,

Hong Kong

NOTICE OF ANNUAL GENERAL MEETING

3.

Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2020.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Board of Directors Office (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the annual general meeting (i.e., by no later than 9:00 a.m. on Wednesday, 9 June 2021). In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

6.

The completed and signed reply slip accompanying each notice of annual general meeting should be delivered to Board of Directors Office for holders of A shares at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007) on or before Thursday, 21 May 2021 personally, by mail or by fax (fax number: (8610) 6209 9557; to Hong Kong Registrars Limited for holders of H shares at 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

7.

This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the Board of Directors Office is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Contact person: Chai Shouping

Tel: (8610) 5998 2622

Fax: (8610) 6209 9557

9.

As at the date of this notice, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

TO BE HELD ON THURSDAY, 10 JUNE 20211

Number of shares to which this Proxy relates[2]

Type of shares (A Shares or H Shares) to which this Proxy relates[2]

I/We3

of

(address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the AGM (as defined below) or4 of

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the annual general meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 10 June 2021 at 9:00 a.m. and at any adjournment thereof (the “AGM”) as hereunder indicated in respect of the resolutions set out in the notice of AGM, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS		FOR[5]	AGAINST[5]	ABSTAIN[5]
1	To consider and approve the report of the board of directors of the Company (the “Board”) for the year 2020.

2	To consider and approve the report of the supervisory committee of the Company for the year 2020.

3	To consider and approve the financial report of the Company for the year 2020.

4	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2020 in the amount and in the manner recommended by the Board.

5	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2020.

6	To consider and approve the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and international auditors of the Company for the year 2021 and to authorise the Board to determine their remuneration.

7	To consider and approve the guarantees to be provided to the subsidiaries and affiliated companies of the Company and relevant authorization to the Board.

SPECIAL RESOLUTION		FOR[5]	AGAINST[5]	ABSTAIN[5]
8	To consider and approve, by way of special resolution, to unconditionally grant a general mandate to the Board to determine and deal with the issue of debt financing instruments of the Company with an outstanding balance amount of up to RMB100 billion (the foreign currency equivalent calculated by using the middle exchange rate announced by the People’s Bank of China on the date of issue) and determine the terms and conditions of such issue.

Date: 2021	Signature(s)[6]:

Notes:

1.

Important: You should first review the annual report of the Company for the year 2020, which is expected to be despatched to shareholders of the Company on or before 30 April 2021, before appointing the proxy. The annual report for the year 2020 will include the ordinary resolutions 1 to 4 and resolution 6 above for review by the shareholders.

2.

Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates.

3.	Please insert the full name(s) (in Chinese or in English) and address (as shown in the register of members) in block letters.
4.

If any proxy other than the Chairman of the AGM is preferred, please delete the words “the Chairman of the AGM or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote by a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK IN THE BOX MARKED: “ABSTAIN”. THE SHARES ABSTAINED WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY. ANY VOTE WHICH IS NOT FILLED OR FILLED WRONGLY OR WITH UNRECOGNIZABLE WRITING OR NOT CAST WILL BE COUNTED AS “ABSTAINED”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM.

6.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

7.

Where there are joint holders of any shares, any one of such persons may vote at the AGM, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the AGM, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Board of Directors Office of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM (i.e., by not later than 9:00 a.m., on Wednesday, 9 June 2021). To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited at 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

REPLY SLIP

To: PetroChina Company Limited (the “Company”)

I/We1

of

(address as shown in the register of members) (telephone number(s)2:                                         ) being the registered holder(s) of3                                      A shares/H share(s)4 of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the annual general meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 10 June 2021 at 9:00 a.m.

Date:              2021

Signature(s):

Notes:

(1)	Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.
(2)	Please insert telephone number(s) at which you can be contacted for confirmation purpose.
(3)	Please insert the number of shares registered under your name(s).
(4)	Please delete as appropriate.
(5)

The completed and signed reply slip should be delivered to the Board of Directors Office of the Company for holders of A shares at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007) on or before Friday, 21 May 2021 personally, by mail or by fax (fax number: (8610) 6209 9557); to Hong Kong Registrars Limited for holders of H shares at 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong.